INFINITY ENERGY RESOURCES, INC.

11900 College Blvd., Suite 310

Overland Park, KS 66210

August 12, 2015

BY EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2015
File No. 000-17204

Dear Mr. Schwall:

Infinity Energy Resources, Inc. (the “Company”) has reviewed your July 30, 2015 comment letter (the “Comment Letter”) regarding its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on July 16, 2015. The Company is submitting this response letter to the SEC Staff.

For your convenience, the Company has provided its responses below in a question and answer format. Your original comment is provided below in bold text, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	We refer to comment 1 of our comment letter dated July 16, 2015 on your annual report on Form 10-K for the fiscal year ended December 31, 2014. Pease note that to the extent applicable, your beneficial ownership table should reflect the ownership of common stock that may be acquired upon conversion of outstanding convertible notes. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1).

In response to the Staff’s comment, the Company supplementally advises the Staff that it has reviewed the beneficial ownership table and the terms of outstanding convertible notes as of the date of the table. The Company has determined that the beneficial ownership table should be amended to include the beneficial ownership of (i) the holder of a Senior Secured Convertible Note and a common stock purchase warrant issued in its private placement that closed on May 7, 2015 and (ii) the placement agent to whom the Company issued common stock purchase warrants in connection with such private placement. Accordingly, the Company filed Amendment No. 1 to its Preliminary Proxy Statement on August 4, 2015 to reflect the beneficial ownership of its common stock as of July 28, 2015.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any comments or questions at (602) 370-0150.

Sincerely,

/s/ Christian J. Hoffmann, III

Christian J. Hoffmann III
Securities Counsel
Infinity Energy Resources, Inc.

cc:	Stanton E. Ross
Daniel F. Hutchins